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                                                   Filed by Monsanto Company
                       Pursuant to Rule 425 under the Securities Act of 1933

                                           Subject Company: Monsanto Company
                                               Commission File No. 333-30824

     On March 15, 2000, Pharmacia & Upjohn, Inc., a Delaware corporation ("Pharmacia Upjohn") and Monsanto Company, a Delaware corporation ("Monsanto"), jointly issued the following press release:

Immediately

MONSANTO AND PHARMACIA & UPJOHN MOVE CLOSER TO
COMPLETION OF MERGER

     ST. LOUIS and PEAPACK, NJ (March 15, 2000) - Monsanto Company (NYSE: MTC) and Pharmacia & Upjohn, Inc. (NYSE: PNU) announced today that assuming shareholder approval of their proposed merger, they anticipate closing ahead of schedule, on or before April 1, 2000.

     The companies confirmed that the European Union has extended the deadline for clearing the proposed merger from March 17, 2000 to March 30, 2000. The automatic two-week extension of the EU review period is the result of an undertaking filed by the companies with the European Commission to divest a few minor pharmaceutical products in Scandinavia that are immaterial to the transaction as a whole.

     As previously announced, the waiting period under U.S. antitrust legislation, known as the Hart-Scott-Rodino Act expired on February 18, 2000.

     Monsanto and Pharmacia & Upjohn will each hold special shareholder meetings on March 23, 2000 to consider and vote upon the merger.

     Monsanto and Pharmacia & Upjohn entered into a definitive agreement to create a first-tier competitor in the global pharmaceutical industry on December 19, 1999. The new company - Pharmacia Corporation
- will have one of the strongest sales forces in the global pharmaceutical

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industry, an expansive product portfolio, a robust pipeline of new drugs, and an annual pharmaceutical R&D budget of more than $2 billion. Pharmacia Corporation also will have one of the world's leading fully integrated agricultural businesses.

     Pharmacia Corporation's corporate and pharmaceutical business headquarters will be in Peapack, N.J. The agricultural business headquarters will be in St. Louis and will retain the Monsanto name.

                               -oOo-

Monsanto and Pharmacia & Upjohn have filed a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Website, www.sec.gov.
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In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.